-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW $2 MILLION INVESTMENT IN

NOTAL VISION

Tel Aviv, January 27, 2003-Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced a new investment of $2 million in Notal Vision (''Notal''), an Israeli medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). This follows the recent signing of a distribution agreement by Notal with a strategic partner, Carl Zeiss Meditec, Inc.

Elron's investment is part of an aggregate round of financing of approximately $4 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field. Elron is also invested directly in Innomed. Following the transaction, Elron will hold directly approximately 25 percent of Notal.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz Elron Electronic Industries Ltd. Tel. 972-3-6075555 raz@elron.net	Marilena LaRosa The Anne McBride Company Tel: 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax 972-3-6075556  www.elron.com